Exhibit 23.1

Independent Auditors' Consent

We consent to the incorporation by reference of our report dated January 16, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in its method of accounting for goodwill and other intangible assets), appearing in this Annual Report on Form 10-K of General Motors Acceptance Corporation for the year ended December 31, 2002, in the following registration statements:

Form	Registration Statement No.	Description
S-3	333-33652	$8,000,000,000 General Motors Acceptance Corporation Demand Notes
S-3	333-55440	$25,000,000,000 General Motors Acceptance Corporation Medium Term Notes
S-3	333-101108	$15,000,000,000 General Motors Acceptance Corporation SmartNotes
S-3	333-58446	$30,000,000,000 General Motors Acceptance Corporation Debt Securities and Warrants to Purchase Debt Securities

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Detroit, Michigan
March 13, 2003